

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Christopher Lapointe
Chief Financial Officer
SoFi Technologies, Inc.
234 1st Street
San Francisco, CA 94105

>   **Re: SoFi Technologies, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 14, 2021**
>   **File No. 333-257092**

Dear Mr. Lapointe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance